

Mail Stop 3561

August 5, 2008

Henry Udow
Group Secretary
Cadbury Schweppes plc
25 Berkeley Square
London, England W1J 6HB

> **Re:** **Cadbury Schweppes plc**
> **Form 20-F for fiscal year ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 333-06444**

Dear Mr. Udow:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. Please revise all certifications filed or furnished with your Form 20-F that was filed April 10, 2008, ensuring that all certifications are signed and dated.

* * * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Dana Brown at 202-551-3859 or David Link at 202-551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Henry Udow
        Fax: 01144 20 7830 5200